$\mathcal{BP}$


SECURITIES   02018241   SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

χ 3-6

SEC FILE NUMBER
8-51471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 01 2002

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Patricia Kemble Isaac

OFFICIAL USE ONLY
$\sqrt{6581}$
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

756 E. Lawnbrook Dr.

(No. and Street)

Fresno	CA	93720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia K. Isaac   (559) 434-1182

                                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watts, Campbell, Anderson & Chi, Accountancy Corporation

(Name — if individual, state last, first, middle name)

7419 N. Cedar, Ste. 103	Fresno	CA	93720
(Address)	(City)	(State)	Zip Code

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2002

$\mathcal{P}$ **THOMSON FINANCIAL**

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, __Patricia Kemble Isaac_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Patricia Kemble Isaac, Broker/Dealer_____, as of

__December 31_____, 19_2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

LINDA ROBERTS LEDESMA
Comm. # 1283912
NOTARY PUBLIC-CALIFORNIA
Fresno County
My Comm. Expires Nov. 29, 2004

_____
Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

FINANCIAL STATEMENTS

December 31, 2001

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
December 31, 2001

TABLE OF CONTENTS



Watts, Campbell, Anderson & Chi

Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
D. Duane Anderson, CPA
Angela Chi, CPA

INDEPENDENT AUDITORS' REPORT

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying statement of financial condition as of December 31, 2001 and the related statements of income, sole proprietor's capital and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of Ms. Patricia Kemble Isaac, Mutual Funds Broker. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are fees of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, no provision for income tax has been made in the statements, as these taxes are the personal obligation of the proprietor.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ms.Patricia Kemble Isaac, Mutual Funds Broker at December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Watts, Campbell, Anderson & Chi
Watts, Campbell, Anderson & Chi
Accountancy Corporation
February 16, 2002

7419 N. Cedar, Suite 103 ∎ Fresno, California 93720
(559) 448-WCAC (9222) ∎ Fax (559) 448-9292
e-mail: carlc@sierratel.com

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Statement of Financial Condition

December 31, 2001

ASSETS

Current Assets	
Cash in checking	1,486
Certificate of deposit	7,026
Commission receivable	551
Total Current Assets	9,063
Property & Equipment	
Office equipment	3,242
Less: accumulated depreciation	(1,621)
Total Property & Equipment at Cost	1,621
Other Assets	
NASD Warrants	3,300
Total Assets	13,984

LIABILITIES AND PROPRIETOR'S CAPITAL

Proprietor's Capital	13,984
Total Liabilities and Proprietor's Capital	13,984

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Statement of Income
For the Year Ended December 31, 2001

Operating Income	
Commissions	13,722
Total Operating Income	13,722
Operating Expenses	
Accounting	1,200
Bank charges	19
Client relations	168
Depreciation	648
Continuing education	171
Fees & assessments	945
Fidelity bond	315
Office supplies	585
Postage/courier service	258
Printing and reproduction	291
Repair	421
Subscription	293
Telephone	2,034
Total Operating Expenses	7,348
Income from Operations	6,374
Other Income & Expenses	
Interest income	399
Net Income	6,773

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Statement of Changes in Proprietor's Capital
For the Year Ended December 31, 2001

Proprietor's Capital

Beginning Balance January 1, 2001	15,795
Contribution	-0-
Net Income	6,773
	22,568
Less, Withdrawals	(8,584)
Ending Balance December 31, 2001	13,984

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flow from Operating Activities

Net income (loss)	6,773
Add depreciation	648
(Increase) decrease of prepaid items and receivables	342
Net Cash provided (used) by Operating Activities	7,763

Cash Flow from Investing Activities

Increase Certificate of Deposit & Warrants	(398)
Net Cash provided (used) by Investing Activities	(398)

Cash Flow from Financial Activities

Proprietor withdrawals	(8,584)
Net Cash provided (used) by Financial Activities	(8,584)
Net Increase (Decrease) in Cash	(1,219)

Cash at Beginning of Year	2,705
Cash at Ending of Year	1,486

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Notes to the Financial Statement
December 31, 2001

NOTE 1 – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Patricia Kemble Isaac utilizes the accrual basis of accounting in her proprietorship. The proprietor prepares her personal income tax returns on the cash method of accounting. These financial statements do not include Ms. Isaac's personal assets, liabilities, revenue and expenses. Therefore, no provision for income tax has been made. As a security dealer with only commission income, Ms. Isaac's business is solely of the offering of Mutual Funds on a subscription basis and operates pursuant to the provisions of paragraph (k) (1) of Sec rule 15C 3-3 and does not hold customer funds or securities. The firm maintains minimum Capital of $5,000.

Cash and Cash Equivalents

Cash equivalents are considered to be short-term, highly liquid investments with original maturities of three months or less.

Nature of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Patricia Kemble Isaac uses the straight-line method over useful life to depreciate the office equipment purchased.

NOTE 2 – PREPAID AND ACCRUED EXPENSES

Although the financial statement has been prepared on an accrual basis, there was no material amount of prepaid or accrued expense for 2001.

NOTE 3 – OTHER ASSET

Patricia Kemble Isaac was offered the opportunity to purchase 300 shares of NSAD Warrants for $11/share. The Warrants are not exercisable until June 28, 2002.

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3
December 31, 2001

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

In planning and performing our audit of the financial statements and supplemental schedules of Patricia Kemble Isaac, Mutual Funds Broker (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of Patricia Kemble Isaac, Mutual Fund Broker, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watts Campbell Anderson Chi

Watts, Campbell, Anderson & Chi
Accountancy Corporation
February 16, 2002



Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
D. Duane Anderson, CPA
Angela Chi, CPA

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying financial statements of Patricia Kemble Isaac, Mutual Funds Broker for the year ended December 31, 2001, and have issued our report thereon dated February 16, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I to VIII, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watts Campbell Anderson Chi

Watts, Campbell, Anderson & Chi
Accountancy Corporation
February 16, 2002

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule I
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2001

Balance

January 1, 2001 $ ___-0-

Balance

December 31, 2001 $ ___-0-

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule II

Computation of Net Capital

Total ownership equity from Statement of Financial Condition		13,984
Deduct ownership equity not allowable for Net Capital		
Net fixed assets	1,621	(1,621)
Total ownership equity qualified for Net Capital		12,363
Add:		
Liabilities subordinated to claims of general creditors Allowable in computation of net capital		-0-
Other (deductions) or allowable credits (list)		-0-
Total capital and allowable subordinated liabilities		12,363
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition (Notes B and C)	-0-	
Secured demand note deficiency	-0-	
Commodity futures contracts and spot Commodities – proprietary capital charges	-0-	
Other deductions and/or charges	-0-	-0-
Other additions and/or credits (list)		-0-
Net capital before haircuts on securities positions		12,363
Haircuts on securities (computed, where applicable, Pursuant to 15c3-1(f)		
Contractual securities commitments	-0-	

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule II
Computation of Net Capital (Con't)

Subordinated Securities borrowings	-0-	
Trading and investment securities:		
Exempted securities	-0-	
Debt securities	-0-	
Options	-0-	
Other securities	-0-	
Undue Concentration	-0-	
Other (List):		
Penalty on CD 214-9002160	52	
Penalty on CD 214-9002517	12	
Security not readily marketable	3,300	
		(3,364)
Net Capital		8,999

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule III

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3

Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	5,000
Net capital as of 12/31/2001, Patricia Kemble Isaac, Mutual Fund Broker	8,999
Excess net capital	* 3,999

* $8,999 is more than $5,000, (the net capital requirement).

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule IV

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

The provision of the possession or control requirements under Rule 15c3-3 shall not be applicable to Patricia Kemble Isaac, Mutual Funds Broker, due to the fact that she deals only in Investment Company shares and is exempted under the Sec Rule 15c3-3, Section (k)(l)(iia) and (iii).

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER
Schedule V
Reconciliation of Net Capital Reported Under
Rule 15C3-1 and Reported on Audited Financial
Statement Under Audited Computation

On Financial and Operation Combined Uniform Single Report

Net capital reported in audited financial statement under audited Computation as December 31, 2001	$ 13,984
Deductions and/or Charges: Nonallowable assets: Office equipment, Net	(1,621)
Less: Hair cuts on securities - computed, where applicable, pursuant to 15C3-1(f)	(3,364)
Net Capital reported on Financial and Operation Combined Uniform Single Report under rule 15C3-1	$ 8,999

Other than the nonallowable assets, pursuant to 15C3-1, there is no difference between Net Capital reported in Audited Financial Statement under Audited Computation and Net Capital reported on Financial and Operation Combined Uniform Single Report under rule 15C3-1.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Schedule VI
A Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2001

There are no material differences between the audited and unaudited Statements of Financial Condition. A statement of a reconciliation is not necessary pursuant to rule 17a-5(d)(4).

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER
Schedule VII
Certification of Exclusion from SIPC Membership
December 31, 2001

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Patricia Kemble Isaac has as its collection agent The National Association of Security Dealers, Inc. and has a Certification of Exclusion from Membership (Form SIPC-3) for the year ending December 31, 2001. This form was mailed on January 23, 2002.

Its operation during the year was in accordance with its exclusion under Section 3(a) 2 of the Act.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule VIII

Report of Material Inadequacies Found to Exist or Found
To Have Existed Since the Date of the Previous Audit

There were **no** material inadequacies found to exist since the data of the previous audit.